Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 4 DATED JUNE 24, 2014

TO THE PROSPECTUS DATED JANUARY 10, 2014

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated January 10, 2014, Supplement No. 2 thereto dated April 11, 2014 (which amended and superseded all prior supplements), and Supplement No. 3 thereto dated May 23, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering; and

•	changes to the membership of our board of directors and committees thereof.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. As of June 20, 2014, we have received gross offering proceeds of approximately $2.5 million from the sale of approximately 0.3 million shares in our initial public offering. As of June 20, 2014, approximately $1.092 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Our Board and Committees

On June 18, 2014, Harold “Skip” Perry, one of our independent directors, tendered, and our board of directors accepted, his resignation as a member of our board of directors and the committees thereof. Mr. Perry’s decision to resign from the Board did not involve any disagreement with us, our management or the Board.

On June 18, 2014, in accordance with our bylaws and charter, our remaining independent director elected William H. Brownfield as an independent director to fill the vacancy created by Mr. Perry’s resignation. Also on June 18, 2014, Mr. Brownfield was elected as a member of our Audit Committee and as a member and Chairman of our Nominating and Corporate Governance Committee.

All references to Mr. Perry as an independent director are hereby removed from our prospectus, and are replaced by appropriate references to Mr. Brownfield as an independent director. In addition, the following replaces the table that appears on page 62 of our prospectus:

Name	Age	Position(s)
H. Michael Schwartz	47	Chairman of the Board of Directors, Chief Executive Officer and President
Paula Mathews	63	Executive Vice President and Secretary
Michael S. McClure	51	Executive Vice President, Chief Financial Officer and Treasurer
Wayne Johnson	56	Senior Vice President — Acquisitions
Ken Morrison	47	Senior Vice President — Property Management
James L. Berg	61	Assistant Secretary
William H. Brownfield	65	Independent Director
David J. Mueller	61	Independent Director

Mr. Perry’s biographical information contained on page 64 of our prospectus is hereby removed and replaced with the following:

William H. Brownfield. Mr. Brownfield has been one of our independent directors since June 2014 and is the chairman of the nominating and corporate governance committee and a member of the audit committee of our board of directors. Mr. Brownfield has been in the commercial real estate industry for over 35 years, during which time he has been responsible for 28 million square feet of properties in 22 U.S. markets, and has handled acquisitions and dispositions across the office, retail, and self storage industries with an aggregate value of approximately $1 billion. From October 2009 to the present, Mr. Brownfield has served as a Co-Founder, Managing Director, and Broker with MKP Self Storage LLC, where he provides brokerage and advisory services for self storage owners and buyers. He is also the Founder of Brownfield & Associates, LLC, where he has served as Manager since January 2003, providing acquisitions and advisory services for commercial real estate transactions. Mr. Brownfield is a nationally recognized expert in operating expense escalations, and is the author or co-author of various publications and educational materials in this area. From September 1997 to the present, Mr. Brownfield has served as Co-Founder and President of Brownfield & Mayerhofer, Inc., which specializes in escalation consulting, training, and software solutions. Mr. Brownfield also served as Managing Director of Acquisitions for Means Knaus Partners, LP from May 2003 through August 2013, where he oversaw the investment process. Mr. Brownfield has a Bachelor of Science in Business Management and an MBA, both from Missouri State University. He is a licensed real estate broker in the State of Texas and is a member of the Texas Self Storage Association. Mr. Brownfield was also commissioned as a 2nd Lieutenant in the United States Army and previously served on active duty.

We believe that Mr. Brownfield’s extensive experience in the commercial real estate industry, which spans over three decades and includes an emphasis on self storage transactions, supports his appointment to our board of directors.

2